

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2019

Mark Shamber
Executive Vice President and Chief Financial Officer
SpartanNash Co
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

      Re: SpartanNash Co
          Form 10-K for Fiscal Year Ended December 29, 2018
          Filed February 27, 2019
          Response Dated August 13, 2019
          File No. 000-31127

Dear Mr. Shamber:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Consumer Products